SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

1347 Property Insurance Holdings, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
68244P107
(CUSIP Number)
D. Kyle Cerminara Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, North Carolina 28209 (704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 25, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68244P107	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,150,080
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,150,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,150,080
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 68244P107	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 207,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 207,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 207,769
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 68244P107	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 195,387
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 195,387
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 195,387
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 68244P107	13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,296
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,296
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,296
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 68244P107	13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,532
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,532
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,532
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 68244P107	13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON Fundamental Activist Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 698,687
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 698,687
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 698,687
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 68244P107	13D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON Ballantyne Strong, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,038,409
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,038,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,038,409
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 68244P107	13D	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,333
	8	SHARED VOTING POWER 2,150,080
	9	SOLE DISPOSITIVE POWER 3,333
	10	SHARED DISPOSITIVE POWER 2,150,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,153,413
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 68244P107	13D	Page 10 of 14 Pages

1	NAME OF REPORTING PERSON Lewis M. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,333
	8	SHARED VOTING POWER 2,150,080
	9	SOLE DISPOSITIVE POWER 3,333
	10	SHARED DISPOSITIVE POWER 2,150,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,153,413
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 68244P107	13D	Page 11 of 14 Pages

This Amendment No. 9 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 9”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on June 18, 2015 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of 1347 Property Insurance Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 9 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 9, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FGPP, $1,607,529; FGPM, $1,500,746; FGAA, $38,969; FGGM, $33,118; FAFI, $5,490,591; BTN, $7,711,566; Mr. Cerminara, $26,003; and Mr. Johnson, $27,746. The source of these funds was working capital or personal funds, as applicable. The total cost for purchases of Common Stock by CWA’s customers was approximately $233,122. The source of funds for the shares of Common Stock acquired for the accounts of CWA’s customers were funds of such customers.

Item 4. Purpose of Transaction.

On October 25, 2017, Fundamental Global Investors, LLC (“Fundamental Global”), as the purchaser, entered into a letter agreement (the “Agreement”) with Kingsway America Inc. (“Kingsway”), as the seller, pursuant to which Fundamental Global, itself or through affiliates, agreed to purchase from Kingsway, in privately negotiated transactions, (i) 475,428 shares of the Company’s common stock for the aggregate purchase price of $3,732,109.80 on November 1, 2017, and (ii) an additional 424,572 shares of the Company’s common stock for the aggregate purchase price of $3,332,890.20 on a mutually acceptable date, subject to regulatory approvals being obtained within 90 days. The Agreement is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as may be proposed by Messrs. Cerminara and Johnson in their capacities as directors of the Company, or by such board of directors with Messrs. Cerminara’s and Johnson’s participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may in the future acquire additional shares of common stock of the Company or dispose of some or all of the shares of common stock of the Company held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 2,153,413 shares of Common Stock, which represents approximately 36.2% of the Company’s outstanding shares of Common Stock.

Each of FGPP, FGPM, FGAA, FGGM, FAFI and BTN directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule A to this Statement directly hold any of the shares of Common Stock disclosed in this Statement, except as described below.

In addition, CWA (excluding the shares held by the Reporting Persons) holds 30,498 shares of Common Stock for the accounts of individual investors, which represents approximately 0.5% of the Company’s outstanding shares of Common Stock. CWA, in its role as investment advisor for customer accounts, Fundamental Global Investors, LLC, as a 50% owner of CWA, and Messrs. Benyon, Cerminara, Ferguson and Johnson, as managers of CWA, may each be deemed to beneficially own the number of shares of Common Stock held in CWA’s customer accounts. Each of Fundamental Global Investors, LLC and Messrs. Beynon, Ferguson, Cerminara and Johnson expressly disclaims beneficial ownership of such shares.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 5,956,766 shares of Common Stock reported by the Company as outstanding as of August 7, 2017 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarterly period ended June 30, 2017.

(c) On November 1, 2017, FGPP, FGPM and FAFI purchased from Kingsway, in privately negotiated transactions, 74,022, 69,747 and 331,659 shares of the Company’s common stock, respectively, at the purchase price of $7.85 per share, for the aggregate purchase price of $3,732,109.80.

CUSIP No. 68244P107	13D	Page 12 of 14 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Information set forth under Item 4 above is incorporated herein by reference.

Each of Messrs. Cerminara and Johnson have entered into an investment advisory agreement with CWA pursuant to which CWA exercises discretionary investment management authority with respect to shares of Common Stock held in Messrs. Cerminara’s and Johnson’s customer accounts with CWA.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 9, which agreement is set forth on the signature page to this Statement.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

99.1	Letter Agreement, dated October 25, 2017, by and between Kingsway America Inc. and Fundamental Global Investors, LLC.

CUSIP No. 68244P107	13D	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: November 6, 2017

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS, LP,
by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI GLOBAL ASSET ALLOCATION FUND, LTD.

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Director

FGI GLOBAL ASSET ALLOCATION MASTER FUND, LP,
by FGI Global Asset Allocation GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager
FUNDAMENTAL ACTIVIST FUND I, LP,
by Fundamental Activist Fund I GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

CUSIP No. 68244P107	13D	Page 14 of 14 Pages

FGI INTERNATIONAL USVI, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager
FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

JOSEPH H. MOGLIA
/s/ Joseph H. Moglia

D. KYLE CERMINARA
/s/ D. Kyle Cerminara

LEWIS M. JOHNSON
/s/ Lewis M. Johnson

BALLANTYNE STRONG, INC.

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer